Exhibit 99.1

Cencosud S.A. Announces Pricing of Public Secondary Offering of its Common Stock by Inversiones Tano Limitada

Santiago, Chile, July 15, 2016 – Cencosud S.A. (NYSE: CNCO, BCS: Cencosud) (“Cencosud” or the “Company”) announced today the pricing on July 14, 2016 of the previously announced public secondary offering, in which Inversiones Tano Limitada (the “Selling Shareholder”) offered 170,551,251 shares of the Company’s common stock, representing 6% of Cencosud’s total outstanding common stock, including in the form of American Depositary Shares (“ADSs”). The price to the public is Ch$1,750.00 per share or U.S.$8.07 per ADS. Each ADS represents three shares of common stock of Cencosud. 14,905,977 shares were allocated in the United States and elsewhere outside of Chile in the form of ADSs (the “International Offering”) and 155,645,274 shares were allocated in Chile in the form of common stock (the “Chilean offering” and, together with the International Offering, the “Global Offering”).

The Global Offering is expected to close on or around July 19, 2016, subject to customary closing conditions. Cencosud will not receive any proceeds from the sale of the shares of common stock or the ADSs in the Global Offering. The Selling Shareholder is controlled by the Paulmann Family, who will continue to be the controlling shareholders of Cencosud following the Global Offering.

J.P. Morgan Securities LLC and Credicorp Capital S.A. Corredores de Bolsa are acting as global coordinators in the Global Offering, with J.P. Morgan Securities LLC acting as sole book-running manager in the International Offering and Credicorp Capital S.A. Corredores de Bolsa and J.P. Morgan Corredores de Bolsa SpA acting as Chilean placement agents in the Chilean Offering.

The International Offering was conducted pursuant to an effective registration statement that was filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 11, 2016. The final prospectus related to the International Offering, when available, can be found on the SEC’s website at http://www.sec.gov. Alternatively, copies of the final prospectus, when available, may be obtained by contacting J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Phone: 631-254-1735.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Investor Relations Contact
Marisol Fernández	Natalia Nacif	Valentina Klein
Mariasoledad.fernandez@cencosud.cl	Natalia.nacif@cencosud.cl	Valentina.klein@cencosud.cl
+562 2959 0545	+562 2959 0368	+562 2200 4395

About Cencosud S.A.
Cencosud is a leading multi-brand retailer in South America, headquartered in Chile and with operations in Chile, Brazil, Argentina, Peru and Colombia. The Company operates in supermarkets, home improvement stores, shopping centers and department stores. In 2012, the company listed American Depositary Receipts on the New York Stock Exchange.